*AB 3/21

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 14 2011
WASH, D.C.
200

UNITE
SECURITIES AND EX
Washington, D.C. 20549

11021438

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: April 30, 2013 | |
| Estimated average burden | |
| hours per response . . . 12.00 | |

| SEC FILE NUMBER |
|---|
| 8 - 52843 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lime Brokerage LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 Broadway, 12th Floor
(No. and Street)

| New York | New York | 10012 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Richter (212) 824-5000
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

| 4 Becker Farm Road | Roseland | New Jersey | 07068 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

3/30

## OATH OR AFFIRMATION

I, Michael Richter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lime Brokerage LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

JULIE H. JO
NOTARY PUBLIC
NO. 02JO6228891
QUALIFIED IN KINGS COUNTY
COMM. EXP. 09/27/2014
STATE OF NEW YORK

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# LIME BROKERAGE LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010

# LIME BROKERAGE LLC
## (a limited liability company)

## CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

# INDEPENDENT AUDITORS' REPORT

To the Member of
Lime Brokerage LLC

We have audited the accompanying statement of financial condition of Lime Brokerage LLC (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lime Brokerage LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12, the Company has suffered a substantial loss from its operations and does not have sufficient cash flow at the present revenue level to sustain operations for the next twelve months. The Company's Parent has received a letter of intent from a strategic purchaser, to purchase the Company from the Parent, should a definitive sale agreement not be reached within sixty days, the Company will consider alternative buyers, a capital raise or the winding down of its operations. These matters raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 12. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by the Regulations under the Commodity Exchange Act. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the statement of financial condition. The information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statement of financial condition or to the statement of financial condition itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the statement of financial condition.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
March 9, 2011

**LIME BROKERAGE LLC**
**(a limited liability company)**

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2010**

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 2,609,526 |
| Due from clearing brokers | | 6,302,130 |
| Due from other brokers | | 485,337 |
| Property and equipment (less accumulated depreciation of $5,003,687) | | 4,064,460 |
| Other assets | | 787,998 |
| **Total Assets** | $ | 14,249,451 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| Liabilities: | | |
| Due to other brokers | $ | 2,180,461 |
| Accrued expenses and other liabilities | | 1,382,900 |
| **Total Liabilities** | | 3,563,361 |
| Member's equity | | 10,686,090 |
| **Total Liabilities and Member's Equity** | $ | 14,249,451 |

See Notes to Financial Statement

## NOTES TO FINANCIAL STATEMENT

**1. ORGANIZATION AND BUSINESS ACTIVITY:**

Lime Brokerage LLC (the "Company"), a wholly-owned subsidiary of Lime Brokerage Holdings LLC ("Holdings or Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC"); the Financial Industry Regulatory Authority, Inc. ("FINRA"); the Commodity Futures Trading Commission ("CFTC"); and the National Futures Association ("NFA"). The Company conducts business on a fully disclosed basis with Goldman Sachs Execution & Clearing, L.P. ("GSEC"), ABN AMRO Clearing Chicago LLC ("ABN") and Penson Financial Services, Inc. ("Penson") pursuant to clearing agreements (collectively referred to as the "Clearing Brokers"). The Company does not receive, directly or indirectly, or hold funds or securities for customers and does not carry accounts of or for customers. The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemption provision of such paragraph (k)(2)(ii).

**2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

The Company records commission, fee and rebate revenues on a trade-date basis. Clearing costs and other fees incurred in the execution of customer-directed trades are also recorded on a trade-date basis.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and are available for issuance on March 9, 2011. Subsequent events have been evaluated through this date.

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed on an accelerated basis over the estimated useful lives of the assets. The estimated useful lives of the assets range from 3 to 15 years. Leasehold improvements are depreciated over the term of the lease.

The Company is a limited liability company. As such, income or loss of the Company, in general, is allocated to the members for inclusion in their personal income tax return. Accordingly, the Company has not provided for federal, state or local income taxes. The Company is consolidated into Holdings for income tax purposes, Holdings files an income tax return in the U.S. Federal jurisdiction, and may file income tax returns in various U.S. states and local jurisdictions.

At December 31, 2010, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2006.

**2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In accordance with GAAP, the Company is required to measure the cost of employee services received in exchange for an award of equity instruments based on grant-date fair value of the award (with limited exceptions).

The Company's functional currency is the United States dollar. Assets and liabilities denominated in nonfunctional currencies are translated into U.S. dollar amounts at the year end exchange rate. Purchases and sales of investments, and income and expenses that are denominated in nonfunctional currencies are translated into U.S. dollar amounts on the transaction date. Adjustments arising from currency translation are reflected in the statement of operations.

**3. DUE FROM/TO CLEARING BROKERS:**

The Company conducts business with the Clearing Brokers on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by the Clearing Brokers pursuant to the clearing agreements. At December 31, 2010, the Due from Clearing Brokers includes required deposits aggregating $1,200,000 with the Clearing Brokers pursuant to the clearing agreements, as well as commissions earned by the Company, net of clearing and other charges payable to the Clearing Brokers.

**4. DUE FROM/TO OTHER BROKERS:**

Certain customer trades are executed on Electronic Communications Networks ("ECNs") or Exchanges for which the Company receives rebates and incurs execution and other costs. At December 31, 2010, $1,595,987 of net fees were due to ECNs and Exchanges.

**5. PROPERTY AND EQUIPMENT:**

Details of property and equipment at December 31, 2010 are as follows:

| | |
|---|---|
| Leasehold improvements | $ 2,388,820 |
| Furniture | 780,465 |
| Office equipment | 943,982 |
| Computer equipment | 4,954,880 |
| | 9,068,147 |
| Less accumulated depreciation and amortization | 5,003,687 |
| | $ 4,064,460 |

**6. OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK:**

In the normal course of business, securities transactions of customers are introduced to and cleared through the Clearing Brokers. Pursuant to an agreement between the Company and the Clearing Brokers, the Clearing Brokers have the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

The Company does not anticipate nonperformance by customers in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the Clearing Brokers and financial institutions with which it conducts business.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the Clearing Brokers to obtain additional collateral from the Company's customers. It is the policy of the Clearing Brokers to value the short positions daily and to obtain additional collateral where deemed appropriate.

The Company maintains its cash balances with large financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company has not experienced any losses on these amounts to date.

**7. OPTION PLAN:**

On August 7, 2000, the Company established an option plan (the "2000 Plan") for certain employees, members or service providers of the Company and its affiliates. On December 31, 2007, all holders of vested and unvested options in the 2000 Plan relinquished their rights under the 2000 Plan in exchange for options on Class A units of Holdings under an options plan established by Holdings ("Holdings Plan"). All of the terms and conditions of the 2000 Plan are substantially the same in the Holdings Plan. On December 31, 2009, Holdings adopted an additional option plan ("New Holdings Plan").

The Holdings Plan provides for the issuance of options to purchase a maximum of 250,000 Class A units of Holdings. The New Holdings Plan provides for the issuance of options to purchase a maximum of 271,291 Class A units of Holdings. The granting of options is at the sole discretion of the Holdings Board of Directors. Option grants will have an exercise price not less than the fair market value at the date of grant. Options granted prior to 2010 vest 25% per year on a quarterly basis and are not exercisable until the seventh anniversary date of the grant or upon certain changes in ownership control of Holdings, as defined, whichever is earliest to occur, and expire on the tenth anniversary. Options granted during 2010 vest over a period of up to four years and may be exercised once vested.

During the year ended December 31, 2010, the Company recognized compensation expense of $1,781,979 relating to such option grants.

A summary of the status of the Company's options applicable to both Holdings Plans as of December 31, 2010, and changes during the year then ended, is presented below:

**7. OPTION PLAN (CONTINUED):**

| | Weighted average Number of Units | Exercise Price |
|---|---|---|
| Outstanding at beginning of year | 157,609 | $ 258.50 |
| Granted | 59,780 | $ 72.40 |
| Exercised | 0 | N/A |
| Forfeited | (76,446) | $ 112.79 |
| Options outstanding at end of year | 140,943 | $ 87.60 |

During the year ended December 31, 2010, holders of options forfeited 76,446 of unvested options. No payments were made in exchange for the forfeited options. During the year ended December 31, 2010, holders of 101,700 previously issued options at grant prices of $125 to $1,000 exchanged these options for new options at a grant price of $72.40.

The total compensation cost not yet recognized of $1,336,328 (for non-vested awards) has a weighted average period of 21 months over which the compensation expense is expected to be recognized.

**7. OPTION PLAN (CONTINUED):**

At December 31, 2010 the following options were outstanding:

| Options Outstanding | Exercise Price | Percent Vested at December 31, 2010 | Approximate Remaining Life of Options (Years) |
|---|---|---|---|
| 3,375 | 24.67 | 100.00% | 2.5 |
| 15,633 | 57.57 | 100.00% | 3.6 |
| 1,875 | 74.97 | 100.00% | 5.3 |
| 800 | 135.50 | 100.00% | 5.5 |
| 363 | 135.50 | 87.50% | 5.5 |
| 4,163 | 135,50 | 62.50% | 5.5 |
| 6,000 | 135.50 | 87.50% | 6.5 |
| 10,519 | 135.50 | 68.75% | 6.5 |
| 3,600 | 130.04 | 75.00% | 7.0 |
| 300 | 128.83 | 37.50% | 8.0 |
| 625 | 125.00 | 31.25% | 8.0 |
| 500 | 125.00 | 25.00% | 8.5 |
| 600 | 72.40 | 50.00% | 9.0 |
| 14,800 | 72.40 | 50.00% | 9.0 |
| 15,900 | 72.40 | 33.00% | 9.0 |
| 6,400 | 72.40 | 0.00% | 9.0 |
| 4,000 | 72.40 | 25.00% | 9.0 |
| 4,000 | 108.60 | 25.00% | 9.0 |
| 4,000 | 144.80 | 25.00% | 9.0 |
| 4,000 | 181.00 | 25.00% | 9.0 |
| 37,210 | 72.40 | 0.00% | 9.0 |
| 2,280 | 72.40 | 0.00% | 9.5 |

The Company uses the Black-Scholes option-pricing model to determine the fair value of option grants made in 2010 and previously. The following assumptions were applied in determining compensation costs:

| | |
|---|---|
| Risk-free interest rate | 2.00 – 3.84 % |
| Expected option term | 7-10 years |
| Expected price volatility | 25 – 45% |
| Dividend yield | 0% |

The grant date weighted-average fair value of the 59,780 options that were granted during 2010 was $30.47 per share.

**8. NET CAPITAL REQUIREMENT:**

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1 ("the Rule"). This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2010, the Company's net capital was $5,550,927, which was $5,313,368 in excess of its minimum requirement of $237,559. The ratio of aggregate indebtedness to net capital was 0.64 to 1.

**9. COMMITMENTS:**

On June 30, 2005, the Company entered into a noncancellable operating lease for a data center facility in New Jersey. The term of the lease is for 12 years, ending on September 16, 2017. Rent paid for the year ended December 31, 2010 amounted to $81,877. The Company has posted a Letter of Credit in the amount of $60,000 in addition to a security deposit of $46,295. As of December 31, 2010 there have been no draw downs under this letter of credit.

On October 1, 2006, the Company entered into a noncancellable operating lease for a technology development center in Massachusetts. The term of this lease, as amended, expires on September 30, 2013. Rent paid for the year ended December 31, 2010 amounted to $636,110. The Company has posted a security deposit in the amount of $65,724.

On June 12, 2008, the Company entered into a noncancellable operating lease for office space in New York. The lease expires on November 12, 2018. Rent paid for the year ended December 31, 2010 amounted to $459,352. The Company has posted a Letter of Credit in the amount of $110,000 in lieu of a security deposit. As of December 31, 2010 there have been no draw downs under this letter of credit.

As of December 31, 2010, future minimum lease payments due under the leases are approximately as follows:

Year ending December 31,

| | |
|---|---|
| 2011 | $ 1,226,000 |
| 2012 | 1,269,000 |
| 2013 | 1,151,000 |
| 2014 | 614,000 |
| 2015 | 631,000 |
| Thereafter | 1,643,000 |
| | $ 6,534,000 |

The Company subleases to affiliates space in its technology development center and its data center. For the year ended December 31, 2010, income from these subleases amounted to approximately $186,000, which is included in other income on the Statement of Operations.

**10. RELATED PARTY TRANSACTIONS:**

As of December 31, 2010, the Company had outstanding loans to employees and related accrued interest receivable of $33,286, which is included in other assets on the Statement of Financial Condition.

For the year ended December 31, 2010, the Company earned approximately 25% of its net commissions in connection with transactions executed on behalf of customers which are affiliated through common ownership.

During the year ended December 31, 2010, the Company entered into expense sharing transactions with related parties. As of December 31, 2010, the Company was due $110,438 from related parties. This amount is included in other assets on the Statement of Financial Condition.

**11. 401(K) PLAN:**

The Company participates, in conjunction with affiliated companies, in a 401(k) Retirement Plan (the "401(k) Plan") for all eligible employees. Under the terms of the 401(k) Plan, participants can contribute a portion of their annual compensation, subject to limitations provided by the Internal Revenue Code. The Company can make a discretionary matching contribution to the 401(k) on behalf of participating employees. The Company chose not to make such a contribution for the year ended December 31, 2010.

**12. SUBSEQUENT EVENTS:**

On January 4, 2011, the Company notified Penson Clearing Services, one of its clearing brokers, of its request to end the relationship between the two firms. A few days later, the request was honored and $50,000, an amount representing the Company's deposit and remaining interest at Penson, was transferred via wire back to the Company.

In February 2011, an equity distribution of $250,000 was authorized and paid to the sole member.

On March 4, 2011, Holdings signed a letter of intent to sell its equity interest in the Company to an unrelated third party. Should the pending sale occur, all of the 65,893 outstanding unvested options in both Holdings Plans will immediately vest. Due to the accelerated vesting of the options, the remaining unrecognized compensation cost for the 33 employees who hold these options would be immediately recognized. Any modification to the option terms could result in changes to the unrecognized compensation costs (see note 7) which will be recognized in the 2011 fiscal year.

The Company has suffered a substantial loss from its operations and does not have enough cash flow at the present revenue levels to sustain operations for the next twelve months. Holdings has received a letter of intent from a strategic buyer to purchase the Company from Holdings, and should a definitive sale agreement not be reached within sixty days, the Company will consider alternative buyers, a capital raise or the winding down of its operations.

# LIME BROKERAGE LLC
## (a limited liability company)

## SUPPLEMENTARY INFORMATION

## COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION

**DECEMBER 31, 2010**

| | | |
|---|---|---|
| Credits - Member's equity | $ | 10,686,090 |
| Debits: | | |
| Nonallowable assets: | | |
| Due from other brokers | | 278,925 |
| Property and equipment, net | | 4,064,460 |
| Other assets | | 787,998 |
| Total debits | | 5,131,383 |
| Net capital before haircuts | | 5,554,707 |
| Less haircut | | 3,780 |
| Net capital | | 5,550,927 |
| Minimum net capital requirement (Under SEC Rule 15c3-1) - the greater of $100,000 or 6.67% of aggregate indebtedness | | 237,559 |
| Minimum net capital requirement (Under CFTC Regulation 1.17) - the greater of $45,000 or SEC Rule 15c3-1 minimum requirement | | 237,559 |
| Excess net capital | $ | 5,313,368 |
| Aggregate indebtedness | $ | 3,563,361 |
| Ratio of aggregate indebtedness to net capital | | .64 to 1 |

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A amended filing as of December 31, 2010.